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SEC FILE NUMBER
1-6651

CUSIP NUMBER
431475 102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Hill-Rom Holdings, Inc.

Full Name of Registrant

Former Name if Applicable
1069 State Route 46 East

Address of Principal Executive Office (Street and Number)
Batesville, Indiana 47006-8835

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On March 31, 2008, Hill-Rom Holdings, Inc. (the “Company”) completed the spin-off of its funeral services business through a distribution of all of the common stock of Hillenbrand, Inc. (formerly known as Batesville Holdings, Inc.) to the Company’s shareholders. As a result of the spin-off, the Company required additional time to record the effects of the spin-off, close its books and prepare financial statements for the quarter ended March 31, 2008. As a result, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 could not be filed by the prescribed due date without unreasonable effort or expense. The Company represents that the Form 10-Q will be filed no later than the fifth calendar day following its prescribed due date.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Gregory N. Miller, Senior Vice President and Chief Financial Officer	(812)	931-2191
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because of the spin-off of the Company’s funeral services business as described in Part III above, the results of operations of the funeral services business will be presented as discontinued operations in the Company's condensed consolidated statements of income for all periods presented in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.

Compared to the prior year second quarter, earnings from continuing operations per fully diluted share were 40 percent lower primarily due to non-recurring costs related to the spin-off transaction, which also included a stock modification charge to maintain the value of existing equity awards and a loss on the extinguishment of debt.

Hill-Rom Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 13, 2008	By	/s/ Gregory N. Miller

Gregory N. Miller
Senior Vice President and Chief Financial Officer